Exhibit (m)(2)

APPENDIX B TO

DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

OF

LITMAN GREGORY FUNDS TRUST

FUNDS	CLASSES	12b-1 Fee (as a % of Avg. Net Assets
iMGP Equity Fund	Institutional Class Shares	NONE

iMGP International Fund	Institutional Class Shares	NONE

iMGP Alternative Strategies Fund	Institutional Class Shares Investor Class Shares*	NONE 0.25%

iMGP High Income Fund	Institutional Class Shares	NONE

iMGP SBH Focused Small Value Fund	Institutional Class Shares	NONE

iMGP Oldfield International Value Fund	Institutional Class Shares	NONE

iMGP Dolan McEniry Corporate Bond Fund	Institutional Class Shares	NONE

iMGP DBi Hedge Strategy ETF	N/A*	0.25%

iMGP DBi Managed Futures Strategy ETF	N/A*	0.25%

iMGP RBA Responsible Global Allocation ETF	N/A*	0.25%

iMGP Berkshire Dividend Growth ETF	N/A*	0.25%

Polen Capital Global Growth ETF	n/A*	0.25%

———————

* Covered Shares.